INSIDER TRADING POLICY APPLICABLE TO: Insiders, Key Employees, Section 16 Officers, All Directors, Employees, Consultants and Contractors Effective January 30th, 2023

Our Firm opposes the misuse of material nonpublic information (“MNPI”) in the trading of securities. This includes any of the following activities (which are commonly referred to as “insider trading”): The purchase, sale or other transfer of the Firm’s securities by persons who are in possession of MNPI about the Firm; and/or The disclosure of MNPI about the Firm to others who then trade in the Firm’s securities. This policy establishes guidelines and procedures to prevent insider trading violations by the Firm’s officers, directors, employees, consultants, contractors and other insiders. It does not replace or supersede any laws, rules or regulations applicable to trading in Firm securities. I N S I D E R T R A D I N G P O L I C Y Purpose

COVERAGE 4 MATERIAL NON-PUBLIC INFORMATION 5 ADDITIONAL RESTRICTIONS 7 PROHIBITED ACTIVITIES 9 10b5-1 TRADING PLANS 11 EXEMPTIONS 13 VIOLATIONS 14 COMPLIANCE 14 Table of Contents

Coverage “Insiders” are the Firm’s (i) directors, officers, employees, consultants and contractors, (ii) any member of the immediate family or household of any such person, including family members who do not reside in the household but whose investment decisions are directed by, or otherwise conferred with, such person when making investment decisions with respect to Firm securities and (iii) any entities controlled by such person. Insiders may also include other persons the Firm specially designates by written notice because of the person’s access to MNPI concerning the Firm. “Section 16 Insiders” are the Firm’s directors and certain persons designated as “officers” by the Firm’s Board of Directors for purposes of Section 16 of the Securities Exchange Act of 1934. “Key Employees” are persons designated in writing by the Firm as having routine access to MNPI by virtue of such person’s employment position at the Firm. 4 This policy applies to transactions in securities of Kforce and its subsidiaries (the “Firm”) (and, in certain circumstances as discussed below, securities of other companies) undertaken by any Insiders, including securities that are beneficially owned by Insiders. In addition, specific sections of this policy apply to special subsets of Insiders known as Section 16 Insiders and Key Employees. Every Insider has the individual responsibility to comply with this policy and is individually responsible for ensuring that each of their family or household members also comply with this policy. For Insiders who are employed or engaged by the Firm this policy continues to apply even after their relationship with the Firm has ended if the Insider continues.

Material Nonpublic Information W H AT I S M AT E R I A L I N F O R M AT I O N ? While it is difficult to exhaustively describe what “material” information is, a good rule of thumb is: if the information is something a reasonable investor or shareholder would want to know before making an investment or voting decision, or if disclosure of the information would likely affect the price of the Firm’s securities in the marketplace, then it is generally thought to be material. Material information may be positive or negative, and may include facts as well as projections and forecasts. Some specific examples of material information may include: • Financial results and earnings information (including projections of future earnings, or losses and any significant accounting changes or errors) • Changes in trends relative to previously announced earnings guidance • Acquisitions or divestitures (including joint ventures) • Gain or loss of significant customers, suppliers or contracts • Changes in directors, Section 16 Insiders or executive management • Significant changes in the Firm’s workforce or restructuring • Changes in the Firm’s dividend or its policy • Changes in the Firm’s debt obligations or credit rating • New equity or debt offerings • Stock splits or repurchase plans • Related party transactions • Pervasive changes in the Firm’s pricing or cost structure • A change in auditors or notification that the auditor’s reports may no longer be relied upon • Cybersecurity risks or incidents affecting the Firm; or • Litigation or violations of regulations. 5

W H AT I S N O N P U B L I C I N F O R M AT I O N ? Nonpublic information is information about the Firm that has not been widely disseminated through a public disclosure filing with the SEC or through a media source that is generally available to the public (for example, mere posting on the Firm’s website or through social media may not suffice). In addition, for information to be deemed “public” a reasonable period of time must elapse following the disclosure for the public to react to the information. For purposes of this policy, the Firm considers information to be widely disseminated after the close of trading on the second full trading day following disclosure. For example, if the Firm were to announce earnings on a Monday after market, you could trade in the stock on Thursday contingent upon approval from the Compliance Committee. Questions about whether information is nonpublic or material can be directed to the Insider Trading Compliance Committee (“Compliance Committee”). Any determination by the Compliance Committee, however, does not constitute legal advice or insulate an individual from liability under applicable securities laws. The ultimate responsibility for determining whether an individual possesses material nonpublic information rests with that individual. 6

Additional Restrictions

TRADING WINDOW

All Section 16 Insiders and Key Employees are prohibited from buying, selling or otherwise effecting transactions of Firm securities EXCEPT during the period beginning after trading closes on the second full trading day following public release of the Firm's prior fiscal quarter or year-end results, and ending after trading closes on the fifteenth day of the month in which the close of the current fiscal quarter or year occurs, or the immediately preceding Friday if the fifteenth day falls on a weekend (referred to as the Trading Window).

TRADING WINDOW CLOSURE EXAMPLE



Last Day of Firm's Quarter
June 30th
Trading Window Closure
June 15th
If June 15th falls on a Saturday
June 14th

The Compliance Committee may from time to time authorize different trading windows in which buying, selling or otherwise effecting transactions in Firm securities shall be permitted. In addition, and on a case-by-case basis, if a material event occurs, the Compliance Committee may impose special black-out periods during which specified Insiders will be prohibited from buying, selling or otherwise effecting transactions in Firm securities, even though the Trading Window would otherwise normally be open. If a special black-out period is imposed, the Compliance Committee will notify affected individuals, who should thereafter not engage in any transaction involving the purchase or sale of Firm securities, and should also not disclose the existence of the black-out period to others.

Trading in the Firm's securities during the Trading Window should not be considered a safe harbor. All Insiders should always use good judgment and are encouraged to carefully consider how enforcement authorities and others might view a particular transaction with the benefit of hindsight. For example, trading and entering into a 10b5-1 trading plan within the first few days of the Trading Window, when the Firm has just announced its most recent results, may be preferable to the last few days of the Trading Window, when new MNPI may soon be available.

7

PRE-CLEARANCE OF TRADES FOR SECTION 16 INSIDERS & KEY EMPLOYEES

Except for transactions made under an approved 10b5-1 trading plan (discussed below), all Section 16 Insiders and Key Employees must obtain prior trading approval from the Compliance Committee. Given the potential fluidity of information that may subsequently be deemed MNPI, any such trading approval granted by the Compliance Committee will expire on the seventh business day following the date of such approval, or until the Trading Window closes, whichever is less. Preclearance requests should be sent to InsiderTrading@kforce.com. Though a decision is normally provided on the same day, please allow up to 2 business days after complete and accurate forms have been provided for a decision to be made. Preclearance approval is void if the Insider learns of MNPI after preclearance approval is granted, but before the Insider completes the trade or is notified by the Compliance Committee that such approval has been revoked. Each Insider is responsible for assessing whether they are in possession of MNPI at the time of a trade and must not trade if they are in possession of MNPI.

REPORTING

Federal securities laws impose additional reporting obligations on Section 16 Insiders. For convenience the Firm may assist with these reporting obligations, however, reporting persons are solely responsible for immediately providing the details of all their reportable transactions involving Firm securities to the Compliance Committee and retain full individual responsibility for any failure to file a required report. More information concerning Section 16 reporting is available from the Compliance Committee.

8

I N S I D E R T R A D I N G Under securities laws and the Firm’s Commitment to Integrity, all Insiders are prohibited from engaging in any transaction in or transfer of Firm securities, including any direct or indirect purchase and/or sale, offer to purchase or offer to sell, hedge, pledge, loan, exercise or gift, during any period when they possess MNPI. Firm “securities” include common stock, restricted stock, restricted stock units, warrants, options and any other securities that the Firm may issue, such as notes, bonds and convertible securities, as well as derivative securities relating to any of the Firm›s securities, whether or not issued by the Firm. Limited exceptions to these restrictions are set forth under “Exemptions” below. Additionally, no Insider may: • disclose or tip material nonpublic information about the Firm to any other person where such information may be used by that person to profit by trading Firm securities; or • make recommendations or express opinions based on MNPI as to trading Firm securities; or • engage in the purchase or sale of the securities of any other company when information about that company is obtained in the course of employment or engagement with the Firm and where there is a relationship of trust and confidence concerning the information. An Insider may, from time to time, have to forego a proposed transaction in the Firm’s securities even if he or she planned to make the transaction before learning of MNPI, and even though such person may suffer a loss or forego a profit by waiting. 9 Prohibited Activities Include:

HEDGING AND PLEDGING

No Insider shall engage in any hedging transaction related to the Firm's securities (including, without limitation, prepaid variable forwards, equity swaps, collars and exchange funds) or otherwise trade in any interest or position relating to the future price of the Firm's securities, such as a put, call or short sale. In addition, no Insider shall hold any of the Firm's securities in a margin account or otherwise pledge any of the Firm's securities as collateral unless approved in advance by the Compliance Committee or, in the case of Section 16 Insiders, the Compensation Committee of the Board of Directors.

LIMIT ORDERS

Standing and limit orders create heightened risks for insider trading as there is no control over the timing of purchases or sales that result from such standing instructions. As a result, the trade could occur while the Insider is in possession of MNPI. Except for standing and limit orders made under an approved 10b5-1 trading plan, the Firm discourages Insiders from placing standing or limit orders in Firm securities other than for short durations contained within a Trading Window period.

SHORT-SWING TRADING

Section 16 Insiders are prohibited from engaging in opposite way (purchase-and-sale or sale-and-purchase) non-exempt transactions in Firm securities within any 6-month period. The highest sale and lowest purchase prices during the relevant 6-month period will be matched on a share-by-share basis to determine the maximum profit that could have been made and such amount will be subject to recovery by the Firm. It is the responsibility of the Section 16 Insider to comply with this policy and any questions can be directed to the Compliance Committee. The pre-clearance of a trade during a Trading Window or under a 10b5-1 trading plan does not exempt a transaction from these Section 16 restrictions.

10

10b5-1 Trading Plans O V E R V I E W Sales and purchases of securities made pursuant to a Rule 10b5-1 trading plan are afforded an affirmative defense to insider trading liability under Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934, as amended (Exchange Act). These plans provide flexibility to the Insiders to trade in Firm securities outside of the specified Trading Windows. C O O L I N G - O F F P E R I O D In order to be afforded the defense, Insiders and other persons have a mandatory cooling-off period between plan adoption and execution of a trade, as noted below: • Directors and Section 16 Insiders – The mandatory cooling- off period is the later of (i) 90 days following plan adoption or (ii) two business days following disclosure of the Firm’s financial results for the fiscal quarter in which the plan was adopted (maximum of 120 days). • Key Employees and All Other Persons – 30 days following plan adoption. 10b5-1 TRADING PLAN R E Q U I R E M E N T S Insiders entering into a 10b5-1 trading plan are subject to the following requirements: • the 10b5-1 trading plan must be in writing; • the 10b5-1 trading plan must include a certification stating that such person 1) is entering into and will operate the plan in good faith, and 2) does not have MNPI. • the 10b5-1 trading plan must specify a non-discretionary trading method by identifying the following: security type and total number of securities to be traded (purchased or sold); pricing terms (share price on a particular date, limit price or particular dollar price); effective date and termination date (in the case of a market order, a specified day) or, in the case of a limit order, a day on which a limit order is in force for each purchase or sale; include a written formula, algorithm, or program to determine the amount, share price, and date for each transaction; or not permit the Insider to exercise subsequent influence over how, when, or whether to effect trades. - - - - - 11

In order to be afforded the defense, the purchase or sale must have been pursuant to the 10b5-1 trading plan. This would not be the case if the trader deviated from the plan (e.g., by changing the amount, price, or timing of the purchase or sale) or entered into or altered a corresponding or hedging transaction or position. A 10b5-1 trading plan may only be implemented, amended, or modified during the Trading Window and must be pre-approved by the Compliance Committee prior to adoption, amendment, or modification. 10b5-1 trading plan terminations may occur at any time (either within a Trading Window or during a blackout period), contingent on pre-approval from the Compliance Committee. Insiders are cautioned that the termination of a 10b5-1 trading plan during a blackout period may cast doubt on whether the 10b5-1 trading plan was originally entered in good faith, which could potentially affect the availability of the affirmative defense for trades made pursuant to the 10b5-1 trading plan. Repeated patterns of terminating a 10b5-1 plan after its effective date could have a negative bearing on the Compliance Committee’s future approval of a 10b5-1 plan. R E S T R I C T I O N O N O V E R L A P P I N G P L A N S In order to be afforded the defense, there can be only one 10b5- 1 trading plan in existence for all classes of the Firm’s securities at a point in time for directors and Section 16 Insiders. Two separate plans may exist at the same time if trading under the later-commencing plan is not authorized to begin until after all trades under the earlier-commencing plan are completed or expire without execution. Additionally, if such person uses different brokers, the use of multiple brokers for different accounts can be treated as one 10b5-1 trading plan. R E S T R I C T I O N O N S I N G L E -T R A D E L I M I T S A purchase or sale of the Firm’s securities that occurs in one transaction is considered a single-trade plan. The affirmative defense is available for only one single-trade plan in any 12-month period. 10b5-1 trading plan requests should be sent to InsiderTrading@ kforce.com. Though a decision is normally provided on the same day, please allow up to 2 business days after complete and accurate forms have been provided for a decision to be made. The Compliance Committee cautions that a standing or limit order, by itself, does not qualify as an approved 10b5-1 trading plan. 12

Exemptions The trading prohibitions and restrictions set forth in this policy do not apply to: Periodic contributions by the Firm or its employees to employee benefit plans that are used to purchase Firm securities pursuant to the employees’ advance instructions made while not while in possession of MNPI Bona fide gifts (made in exchange for no consideration), unless the Insider making the gift has reason to believe that the recipient intends to sell the Firm securities while the Insider is in possession of MNPI Transactions in mutual funds that are invested in Firm securities Restricted stock or restricted stock unit vesting, the surrender of shares to the Firm to satisfy tax withholding obligations with respect to restricted stock or restricted stock unit vesting, or exercises of stock options or similar equity awards. (Notwithstanding the prior sentence, this policy would apply to the sale of the Firm’s securities in the open market to pay the exercise price of an option and to the “cashless exercise” effected through a broker.) Transactions that may be necessary or justifiable for independent hardship reasons – such as the need to raise money for an emergency expenditure – are not exempt from this policy. The securities laws do not recognize these types of mitigating circumstances. 13

Insiders who violate this policy will be subject to disciplinary action by the Firm, which may include cash penalties, ineligibility for future participation in the Firm’s incentive plans, and/or termination of employment. Insiders may also be subject to criminal and civil fines and penalties as well as imprisonment for engaging in transactions in the Firm’s securities at a time when they have knowledge of MNPI regarding the Firm. In addition, Insiders may be liable for improper transactions by any person to whom they have disclosed MNPI regarding the Firm, or to whom such person has made recommendations or expressed opinions on the basis of such information as to trading in the Firm’s securities. Any known or suspected violations of this policy must be immediately reported to the Compliance Committee at InsiderTrading@kforce.com. Insider Trading Compliance Committee The Firm’s Compliance Committee shall consist of the Firm’s General Counsel, the Chief Accounting Officer and the SEC Reporting team, or employees in equivalent roles, and one of whom shall be appointed chair. The Compliance Committee is charged with ensuring compliance with this policy and is authorized to formulate and implement rules, procedures and educational programs designed to promote the effectiveness of this policy. The Compliance Committee is also responsible for maintaining a list of Insiders and Key Employees. Questions or guidance concerning this policy can be directed to the Compliance Committee at InsiderTrading@kforce. com. Consequences for Violation 14